UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69751

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/24 (MM/DD/YY) AND ENDING 09/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Matthews South, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1700 South El Camino Real, Suite 345
(No. and Street)

San Mateo	CA	94402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Hayes	609-642-6593	shayes@matthewssouth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

10/22/03	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kvin Castellano, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Matthews South, LLC, as of September 30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

See Attached Certificate

CALIFORNIA ALL- PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of ___Santa Clara___ }

On ___Dec· 24, 2025___ before me, ___Fernando F. Croce, Notary Public___,
(Here insert name and title of the officer)

personally appeared ___Kevin Castellano___,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

```
FERNANDO F. CROCE
Notary Public · California
Santa Clara County
Commission # 2384698
My Comm. Expires Dec 24, 2025
```

_____
Notary Public Signature   (Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

___Oath or Affirmation___
(Title or description of attached document)

_____
(Title or description of attached document continued)

Number of Pages __1__ Document Date___—___

CAPACITY CLAIMED BY THE SIGNER
- ☑ Individual (s)
- ☐ Corporate Officer

_____
(Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other_____

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
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- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. he/she/they, is /are) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
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- Signature of the notary public must match the signature on file with the office of the county clerk.
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- Securely attach this document to the signed document with a staple.

MATTHEWS SOUTH, LLC

Financial Statements and Report of
Independent Registered Public Accounting Firm
Pursuant to Rule 17a-5(d)

Year Ended September 30, 2025

Matthews South, LLC
Table of Contents
September 30, 2025



Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
Matthews South, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Matthews South, LLC (the "Company") as of September 30, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I, II, and III is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, and III. In forming our opinion on the information in Schedules I, II, and III, we evaluated whether the information in Schedules I, II, and III, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly US, LLP

Dallas, Texas
December 19, 2025

We have served as the Company's auditor since 2016.

Matthews South, LLC
Statement of Financial Condition
September 30, 2025

___

ASSETS

Cash and cash equivalents	$	9,806,105
Accounts receivable		367,515
Prepaid expenses		26,931
Total Assets	$	10,200,551

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued liabilities	$	103,113
Payable to parent		1,097,740
Total Liabilities		1,200,853

Commitments and contingencies (Note 5)

MEMBER'S EQUITY		8,999,698
Total Liabilities and Member's Equity	$	10,200,551

The accompanying notes are an integral part of these financial statements.

Matthews South, LLC
Statement of Operations
For the Year Ended September 30, 2025

Revenues		
M & A advisory fees	$	41,190,540
Interest		183,247
Total revenues		41,373,787
Expenses		
Transaction based expenses		5,294,250
Incremental allocation services fee		130,125
Legal and professional fees		103,505
Regulatory fees		122,096
Technology, data and communication expenses		19,711
State and local income taxes		12,590
Other operating expenses		9,574
Total expenses		5,691,851
Net income	$	35,681,936

The accompanying notes are an integral part of these financial statements.

Matthews South, LLC
Statement of Changes in Member's Equity
For the Year Ended September 30, 2025

Beginning Balance, October 1, 2024	$	4,653,762
Capital distributions		(31,336,000)
Net income		35,681,936
Ending Balance, September 30, 2025	$	8,999,698

The accompanying notes are an integral part of these financial statements.

Matthews South, LLC
Statement of Cash Flows
For the Year Ended September 30, 2025

Cash Flows from Operating Activities	
Net income	$ 35,681,936
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in accounts receivable	(367,515)
Increase in prepaid expenses	(15,438)
Increase in accounts payable and accrued liabilities	65,055
Increase in payable to parent	1,063,996
Net cash provided by operating activities	36,428,034
Cash Flows from Financing Activities	
Distributions to member	(31,336,000)
Net cash used in financing activities	(31,336,000)
Net Increase in Cash and Cash Equivalents	5,092,034
Cash and Cash Equivalents, Beginning of Year	4,714,071
Cash and Cash Equivalents, End of Year	$ 9,806,105

The accompanying notes are an integral part of these financial statements.

NOTE 1. BUSINESS OF THE COMPANY

Matthews South, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). It is a wholly owned subsidiary of Matthews South, Inc. (the Parent). The Company was formed in the state of Delaware on February 18, 2016 and became a registered broker-dealer and member of FINRA on March 16, 2017.

The Company engages in private placements of securities and advises U.S. public reporting companies on capital markets transactions including registered debt and equity offerings and Rule 144A debt offerings.

The Company periodically distributes the majority of its earnings to the Parent.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less to be cash equivalents. The Company maintains its deposits in two commercial checking accounts and a mutual fund money market account in high credit quality financial institutions. Balances at year end and at various times during the year have exceeded federally insured limits of $250,000.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

As a securities broker-dealer, the Company is engaged in a single line of business which is comprised of several classes of services including merger and acquisition advisory services, capital sourcing and other general corporate financial advisory services. The Company has identified its President as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure

of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and, therefore, a single reportable segment, because the CODM manages the business activities using information about the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the Statement of Financial Condition as total assets, and segment revenues and expenses are reported on the Statement of Operations as total revenues and expenses.

Receivables

The Company follows the guidance in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 326, *Financial Instruments – Credit Losses,* which requires an organization to measure all expected credit losses for financial assets, including receivables related to revenue from contracts with customers, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The standard requires an entity to estimate its lifetime credit loss and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset.

The Company takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectible are written off against the allowance. The Company did not have receivables related to contracts with customers or financial assets for which an allowance for credit losses was necessary at September 30, 2025.

Revenue Recognition

The Company follows the guidance in FASB ASC 606, *Revenue from Contracts with Customers*, which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns revenue from financial advisory services including fees generated in connection with mergers, acquisitions, and restructuring transactions. Such revenue and fees

are primarily recorded at a point in time when services for the transactions are completed and income is reasonably determinable, generally as set forth under the terms of the engagement. Payment for advisory services is generally due upon completion of the transaction. Retainer fees and fees earned from certain advisory services are recognized ratably over the service period as the customer receives the benefit of the services throughout the term of each contract, and such fees are collected based on the terms of each contract. All revenues for the year ended September 30, 2025 were fully earned upon completion of each related transaction. The Company had receivables of $300,000 for M & A advisory fees (collected in October 2025), $51,802 in reimbursable legal fees and $15,713 in interest income (collected in October 2025) as of September 30, 2025.

The economic factors that affect the nature, amount, timing, and uncertainty of revenue and cash flows are primarily general demand for debt and equity offerings in the United States.

Operating Expenses

Transaction expenses are borne by the Parent and are billed to the Company by the Parent when transactions close. The Company has no liability for payment until the date that cash from related transactions is received. Direct expenses such as software licensing fees, professional service fees and broker-dealer fidelity bond insurance premiums are related to operating activities of the Company and are expensed in the period to which they relate.

Income Taxes

The Company is considered a "pass-through" entity under the Internal Revenue Code and therefore is not liable for federal income taxes on its taxable income. Liability for federal income tax expense is the responsibility of the Company's Member. The Company is subject to an annual LLC tax and a revenue-based LLC fee from the state of California and franchise tax from the state of Delaware. The Company had no tax liability as of September 30, 2025.

NOTE 3. RELATED PARTY MATTERS

The Company has an Expense Sharing Agreement (ESA) in place with its Parent. Under the terms of the ESA, the Parent charges the Company a monthly Incremental Allocation Services Fee for incremental overhead expenses incurred by the Parent on behalf of the Company. Fees paid to the Parent for the reporting period total $130,125 and include allocated salaries and benefits ($59,189), rent ($7,389), information and technology support ($41,284), legal and consulting fees ($20,628) and various other office support services ($1,635). The allocation methodology is based on estimated expense allocations between the Company and the Parent. This schedule is subject to annual review and revision and was amended as of July 1, 2025. The Incremental Allocation Services Fee appears as an expense on the Statement of Operations.
In addition, under the terms of the ESA, the Parent charges the Company for expenses related to the Company's revenue-generating engagements. These expenses may include, but are not limited to, personnel time, travel, entertainment, legal and professional fees. Generally, the

Matthews South, LLC
Notes to Financial Statements
For the Year Ended September 30, 2025

invoice from the Parent is rendered to the Company at the conclusion of an engagement and becomes payable upon receipt of corresponding fee income. Transaction-Based Expenses appear as a line item on the Statement of Operations and are made up of $5,294,250 in invoiced personnel time and travel, meal and entertainment expenses.

NOTE 4. CONCENTRATIONS AND CREDIT RISK

For the year ended September 30, 2025, one client accounted for 41.8% of the Company's advisory fee revenue.

NOTE 5. COMMITMENTS AND CONTINGENCIES

The Company had no significant commitments or contingencies at September 30, 2025.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2025 the Company had net capital of $8,419,136 which was $8,339,079 in excess of its required net capital of $80,057, and its ratio of aggregate indebtedness to net capital was .1426 to 1.

NOTE 7. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to September 30, 2025, and through December 19, 2025, the date the financial statements were available to be issued. The Company made a distribution of $8,120,000 to the Parent on November 20, 2025.

Supplementary Information

Matthews South, LLC
Supplementary Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2025

Net Capital

Total member's equity	$	8,999,698
Less non-allowable assets:		
Accounts receivable		367,515
Prepaid expenses		26,931
Net capital before haircuts on securities positions		8,605,252
Haircuts on securities positions		186,116
Net capital	$	8,419,136
Aggregate Indebtedness	$	1,200,853

Computation of Basic Net Capital Requirement

Minimum net capital required	$	80,057
Excess net capital	$	8,339,079
Ratio of aggregate indebtedness to net capital		.1426 to 1

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited FOCUS Report, Part IIA, Form X-17a-5 as of September 30, 2025 as amended.

Matthews South, LLC
Supplementary Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2025

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, the Computation for Determination of Reserve Requirements is not required.

Matthews South, LLC
Supplementary Schedule III
Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
As of September 30, 2025

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, Information Relating to Possession and Control Requirements is not required.

Exemption Certification



Report of Independent Registered Public Accounting Firm

The Member and Board of Directors of
Matthews South, LLC

We have reviewed management's statements, included in the accompanying Matthews South, LLC's Exemption Report (the exemption report), in which:

1) Matthews South, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2) Matthews South, LLC states Matthews South, LLC is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

    • Matthews South, LLC limits its business activities exclusively to receiving transaction-based compensation on investment advisory services and referring securities transactions to other broker-dealers, and

    • Matthews South, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Matthews South, LLC's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Matthews South, LLC's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Baker Tilly US, LLP

Dallas, Texas
December 19, 2025



MATTHEWS SOUTH, LLC
EXEMPTION REPORT

Matthews South, LLC (the "Company") (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation on investment advisory services and referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Kevin Castellano, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Kevin Castellano
Kevin Castellano (Dec 11, 2025 07:00:06 PST)
_____   12/10/25_____
Kevin Castellano   Date
Chief Financial Officer